
03025273

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
161
SECTION

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

GE Automation Services, Inc. 401(k) Savings Plan
2025 W. Beltline Road, Suite 100
Carrollton, TX 75006

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Automation Services, Inc. 401(k) Savings Plan

By: 

Name: Thomas Dahl

Title: Chief Financial Officer

Date: 6-17-03

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

The GE Automation Services, Inc. Affiliate 401(k) Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of GE Automation Services, Inc. Affiliate 401 (k) Savings Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III - schedule of non-exempt transactions for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of The GE Automation Services, Inc. Affiliate 401(k) Savings Plan.

KPMG LLP

New York, New York
June 26, 2003




KPMG

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Plan Administrator and Participants
The GE Automation Services, Inc. Affiliate
401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, Line 4i – schedule of assets (held at end of year)– December 31, 2002, and schedule G, Part III – schedule of non-exempt transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003



THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 113,507	149,593
Mutual funds	8,945,409	10,081,088
GE common stock	5,338,518	7,873,596
Pooled investment fund	3,667,243	3,675,970
Participant loans	597,020	802,875
Total investments	18,661,697	22,583,122
Receivables:		
Participant contributions	108,191	96,101
Employer contributions	40,065	32,490
Accrued dividends and interest	53,279	37,127
Receivable for investment sold	—	136,132
Total receivables	201,535	301,850
Net assets available for plan benefits	$ 18,863,232	22,884,972

See accompanying notes to financial statements.

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:	
Investment (loss) income:	
Net depreciation in the fair value of investments (note 3)	$ (4,842,727)
Dividends	311,910
Interest	61,520
Total investment loss	(4,469,297)
Contributions:	
Participant	2,689,768
Employer	689,707
Rollover	249,134
Total contributions	3,628,609
Benefit paid to participants	(3,178,952)
Administrative expenses	(2,100)
Net decrease	(4,021,740)
Net assets available for plan benefits at:	
Beginning of year	22,884,972
End of year	$ 18,863,232

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of GE Automation Services, Inc. Affiliate 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GE Automation Services, Inc. (hereinafter referred to as Sponsor or Company) and was established January 1, 1999 through the merger into the Plan of the Instrument Control Services, Inc. Retirement Savings Plan, GEMIS Services Company Retirement & Savings Plan, Magnum Technologies, Inc. 401(k) Profit Sharing Plan, and Continental Controls, Inc. 401(k) Plan. Each of the predecessor plans has been terminated as a result of the Plan merger.

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who works the required minimum 1,000 hours and has attained age 21 is eligible to participate in the Plan. Employees hired after July 1, 2000 become participants upon the later of attaining age 21 and completing 6 months of services.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Eligible employees who elect to participate in the Plan may contribute up to 15% of their eligible salary in 1% increments on a before-tax basis. Employer's contributions are equal to 50% of employee contributions up to the first 6% of eligible compensation which could be as much as 3% of the employee's salary.

Participants may also contribute amounts as "rollover" contributions representing distributions from other qualified retirement plans of a former employer.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available.

GE Common Stock–This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

Montgomery Small Cap Fund–The Fund invests primarily in equity securities, usually common stocks, of small capitalization domestic companies (less than $1 billion).

GE International Equity Fund–The Fund seeks long-term growth of capital by investing primarily in the stocks of foreign companies.

GE Premier Growth Equity Fund–The Fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE U.S. Equity Fund– This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

State Street Global Advisors (SSgA) S&P 500 Index Fund–Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index.

GE Strategic Investment Fund–The Fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds, and other debt instruments.

GE Fixed Income Fund–This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund–This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Vesting

Participants are immediately fully vested in their salary contributions, rollover contributions, and any earnings thereon. The Company's matching contribution, including earnings thereon, are fully vested in the following manner:

Completed years of service	Vested percentage
Less than 2 years	0%
2 years of service	50%
3 years of service	100%

Payment of Benefits

A participant who has attained age 59-1/2 may withdraw, in a lump-sum payment, any or all of such participant's vested account balance at any time. A participant with financial hardships may also withdraw, in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

On termination of service due to death, disability, resignation, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the assets vested in his or her account or annual installments over a certain period as defined in the Plan document.

Special distribution options are available for former employees of Magnum Technologies, Inc. and Instrument Control Services, Inc., as defined in the Plan document.

Participant Loans

Participants may borrow between $1,000 and the lesser of 50% of the vested account balance attributable to pretax contributions, matching contributions, and rollover contributions, or $50,000. The interest rate on participant loans is the prime rate as published in the Wall Street Journal as of the last business day of the month prior to the month in which the loan is requested, plus 1%.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocations of employer's contributions and allocations of the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset values of shares held by the Plan as reported by the Investment Manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price of GE's common stock on the last business day of the Plan's year end.

Short term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets:

		2002	2001
GE Common Stock	$	5,338,518	7,873,596
GE Strategic Investment Fund		996,739	1,212,767
GE Premier Growth Equity Fund		1,606,111	1,971,236
GE U.S. Equity Fund		1,732,102	2,313,024
GE Stable Income Fund		3,667,243	3,675,970
SSgA S&P 500 Index Fund		1,693,354	2,141,928
GE Fixed Income Fund		2,022,904	1,255,303

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

GE Common stock	$	(3,220,069)
Mutual funds		(1,795,764)
Pooled investment fund		173,106
Total	$	(4,842,727)

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and pooled investment funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (owned by State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternatively, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe that the Plan is designed, and, except as discussed in the note, is being operated in compliance with the applicable requirements of the IRC.

There were several unintentional delays by the Company in submitting participant contributions in 2002. On January 1, 2003, the Company reimbursed the Plan for lost earnings related to the delayed deferral contributions in the amount of $6,261. The cumulative amount of lost earnings due to the Plan at December 31, 2002 is recorded as interest receivable on the accompanying statements of assets available for plan benefits.

(7) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their account balances, all of which would be fully vested.

Supplemental Schedule I

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue	Description of investment	Number of units		Market value
*	State Street Short-Term Investment Fund	Cash and cash equivalents	113,507	$	113,507
*	GE Company	Common Stock	219,241		5,338,518
*	GE Strategic Investment Fund	Mutual Fund	50,188		996,739
*	GE Fixed Income Fund	Mutual Fund	159,535		2,022,904
*	GE Premier Growth Equity Fund	Mutual Fund	79,787		1,606,111
*	GE U.S. Equity Fund	Mutual Fund	80,227		1,732,102
	Montgomery Small Cap Fund	Mutual Fund	58,118		412,637
*	GE International Equity Fund	Mutual Fund	49,391		481,562
*	SSgA S&P 500 Index Fund	Mutual Fund	116,703		1,693,354
*	GE Stable Income Fund	Pooled Investment Fund	228,644		3,667,243
*	Participant loans	115 loans to participants with interest rates of 5.25% to 10.50%			597,020
		Total investments		$	18,661,697

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

Supplemental Schedule II

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Schedule G - Part III - Schedule of Non-Exempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Expenses incurred in connection with transaction	Current value of asset
GE Automation Servicies, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan.	-	$ 6,261

See accompanying independent auditors' report.